July 2, 2008

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Kristopher Natoli

Re:	Uranerz Energy Corporation
Registration Statement on Form S-3
Filed on May 23, 2008
File No. 333-151189

Post-effective amendment on Form S-3
Filed on June 6, 2008
File No. 333-139537

Ladies and Gentlemen:

On behalf of our client, Uranerz Energy Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on June 9, 2008, in regard to the Registration Statement on Form S-3 (File No. 333-151189) and post-effective amendment on Form S-3 (File No. 333-139537).

Form S-3 filed May 23, 2008

Selling Security Holders, page 11

1.

Disclose whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. Identify as underwriters the selling security holders who are broker-dealers, unless you can confirm to us that the securities being resold by such selling security holders constitute compensation for investment banking services. Identify as underwriters the selling security holders who are registered broker-dealers unless you can confirm to us that each (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, has no agreements or understanding, directly or indirectly, with any party to distribute the securities.

Company Response

The Company has amended the footnotes relating to Haywood Securities (footnote 119) and Cormark Securities Inc. (footnote 120) to indicate that they are broker-dealers. Based upon the representations made to the Company, no other selling security holder is a broker-dealer. As previously noted in the registration statement, under “Transactions with Selling Security Holders”, the Company confirms that the shares being resold under the registration statement were issued as compensation for services provided by both brokers in relation to the placement of securities in the Company’s last private placement. Further, based upon representations made to the Company by Haywood Securities and Cormark Securities, each (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, has no agreements or understanding, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 34

2.	We note that the selling security holders may engage to short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Company Response

The Company has read and understands Corporation Finance Telephone Interpretation A.65.

Uranerz Energy Corporation

July 2, 2008

Signatures, page II-5

3.

Please expand the paragraph under the caption to include the following representation: “The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3.” This comment also applies to the post-effective amendment on Form S-3 filed on June 6, 2008.

Company Response

The Company has amended both registration statement to include the representation.

If you have any questions or concerns regarding this response letter, please do not hesitate to contact me at (303) 352-113 or by email at brenkert.jason@dorsey.com.

Very truly yours,

/s/ Jason K. Brenkert
Jason K. Brenkert, Esq.

Dorsey & Whitney LLP